JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

9th October 2002

02055496

02 OCT 21 AM 9:09

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interests - Substantial Shareholder

We enclose for your information a notification dated 9th October 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Encl

dlw 10/28

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	11:20 9 Oct 2002
Number	2585C

JARDINE MATHESON HOLDINGS LIMITED

DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDER

On 8th October 2002, Jardine Matheson Holdings Limited ("JMH") received notification from Brandes Investment Partners, L.L.C. that, as of 7th October 2002, its interest in JMH had decreased to 61,011,749 JMH ordinary shares, representing less than 10% of JMH's issued share capital. 10% being the threshold for disclosure of notifiable interests for investment managers.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

9th October 2002

www.jardines.com

END

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